Exhibit 99.1

Daqo New Energy Corp. Announces Third Quarter 2014 Results

•	Record-high quarterly polysilicon production volume of 1,748 MT in Q3 2014, up from 1,504 MT in Q2 2014
•	Record-high quarterly polysilicon shipments of 1,598 MT in Q3 2014, up from 1,436 MT in Q2 2014
•	Record-low polysilicon production cost of $13.05/kg in Q3 2014, down from $14.13/kg in Q2 2014; cash cost of $10.72/kg in Q3 2014, down from $11.48/kg in Q2 2014
•	Non-GAAP gross margin of 31.7%
•	EBITDA of $16.4 million in Q3 2014, up from $15.2 million in Q2 2014
•	Net income attributable to Daqo shareholders of $5.9 million, up from $4.5 million in Q2 2014

CHONGQING, China—November 13, 2014—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the third quarter of 2014.

	Three months ended
US$ millions except as indicated otherwise	September 30, 2014	June 30, 2014	September 30, 2013
Revenues	47.3	43.7	29.6
Gross profit / (loss)	11.6	10.1	(3.9)
Gross margin	24.5%	23.1%	(13.3%)
Operating income / (loss)	9.5	8.3	(5.0)
Net income / (loss) attributable to Daqo New Energy shareholders	5.9	4.5	(10.3)
Earnings / (loss) per ADS ($ per ADS)	0.66	0.57	(1.49)
Non-GAAP gross profit (1)	15.0	13.5	2.9
Non-GAAP gross margin (1) (%)	31.7%	30.9%	9.8%
EBITDA (non-GAAP) (1)	16.4	15.2	6.8
EBITDA margin (1) (%) (non-GAAP)	34.7%	34.9%	22.9%
Polysilicon shipments (MT)	1,598	1,436	1,288
Polysilicon production cost ($/kg) (2)	13.05	14.13	15.98
Polysilicon cash cost (excl. dep’n) ($/kg) (2)	10.72	11.48	11.82

Note:

(1) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA and EBITDA margin on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang divided by the production volume in the quarter.

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“We are excited to report another successful quarter which delivered the best quarterly results of our Xinjiang polysilicon facilities so far in terms of cost structure, production volume and shipment and recorded the third consecutive profitable quarter,” announced Dr. Gongda Yao, the Company’s chief executive officer.

“In the third quarter of 2014, our operation team in our Xinjiang facilities did an excellent job to further optimize the manufacturing progress and improve production efficiency, and as a result achieved a record high quarterly production volume of 1,748 MT without adding any additional equipment in such quarter. As a result, our total production cost (including depreciation) was reduced to $13.05/kg with a cash cost of $10.72/kg (excluding depreciation). We expect to continue to produce polysilicon in our Xinjiang facilities at this output level which exceeds our nameplate capacity by 9%. We believe we will continue to maintain this level of production cost until our existing capacities are upgraded to the new hydrochlorination system, which we expect will further lower our production cost to $12.00/kg by the end of the second quarter of 2015.”

“In the third quarter of 2014, we shipped 1,598 MT of polysilicon, increasing from 1,436 MT in the previous quarter. We also shipped 18.5 million pieces of wafer, increasing from 17.6 million pieces in the previous quarter. We achieved EBITDA margin of 34.7% and positive operating income of $9.5 million. Our net income attributable to Daqo shareholders was $5.9 million, up from $4.5 million in the second quarter of 2014.”

“As for the polysilicon expansion project in Xinjiang, we are on track with the construction and installation work. We expect to fully ramp up the capacity to 12,150MT by the end of the second quarter of 2015 and thereafter reduce our cash cost (excluding depreciation) and production cost (including depreciation) to approximately $8.70/kg and $12.00/kg, respectively.”

“In the third quarter of 2014, the average selling price, or ASP, for polysilicon was $21.50/kg, compared to $22.04/kg in the second quarter of 2014. In spite of the ASP decrease, we were still able to expand our gross margin due to our continuous cost reduction effort. We believe the end-market demand in the fourth quarter is likely to be strong. We also believe the positive trend in terms of end-market demand will likely continue into early next year, as we expect the demand in the first quarter of 2015 to be strong in the UK and Japanese markets. In mid August, the Chinese government announced that starting from September 1, 2014, the application for solar grade polysilicon processing trade import would be suspended and all existing agreements approved beforehand could remain valid until the end of 2014. As a result, we have seen foreign polysilicon makers increasing their supply of polysilicon into China. However, we do not expect that such behavior by foreign polysilicon makers can continue indefinitely as the Chinese government adopts new regulations for polysilicon import in the future.”

“We believe that Daqo currently has the lowest cost structure within our industry and first class quality polysilicon manufacturing facilities. We believe it is difficult for our competitors to replicate our growth and achieve the consistent cost reductions we have achieved. Looking forward, with our current and future expansion and progressive cost reduction road map, we believe we are paving the way to become a truly global leader in the industry,” concluded Dr. Yao.

Outlook for Q4 2014

For the fourth quarter of 2014, the Company expects to ship 1,500 MT to 1,550 MT of polysilicon. The Company also expects to ship approximately 16.8 million to 17.0 million pieces of wafer.

This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties.

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Third Quarter 2014 Results

Revenues

Revenues were $47.3 million, increasing from $43.7 million in the second quarter of 2014 and $29.6 million in the third quarter of 2013.

The Company generated revenues of $32.8 million from polysilicon, increasing from $31.0 million in the second quarter of 2014, and $22.9 million in the third quarter of 2013. The increase from the second quarter of 2014 was primarily due to higher sales volumes offset by lower ASP for polysilicon.

The Company generated $14.5 million from sales of wafers, compared to $12.7 million in the second quarter of 2014 and $6.7 million (including $0.7 million from sales of silicon blocks) in the third quarter of 2013. The increase from the second quarter of 2014 was primarily due to increased proportion of sales of internally produced wafer versus wafer OEM.

Gross profit and margin

Gross profit was $11.6 million, compared to $10.1 million in the second quarter of 2014 and a gross loss of $3.9 million in the third quarter of 2013.

Gross margin was 24.5%, compared to 23.1% in the second quarter of 2014 and negative 13.3% in the third quarter of 2013.

In the third quarter of 2014, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $3.4 million, compared to $3.4 million in the second quarter of 2014 and $6.9 million in the third quarter of 2013. Excluding such costs, the non-GAAP gross margin was approximately 31.7%, compared to 30.9% in the second quarter of 2014 and 9.8% in the third quarter of 2013.

Selling, general and administrative expenses

Selling, general and administrative expenses were $2.5 million, compared to $1.5 million in the second quarter of 2014 and $3.8 million in the third quarter of 2013. Included in selling, general and administrative expenses were reversal of bad debt provision of $0.5 million in the third quarter of 2014 and $1.6 million in the second quarter of 2014, due to the subsequent collection of certain long aging outstanding accounts receivables in the prior periods.

Research and development expenses

Research and development expenses were approximately $0.2 million, compared to $0.2 million in the second quarter of 2014 and $0.8 million in the third quarter of 2013.

Operating income/ (loss) and margin

As a result of the foregoing, operating income was $9.5 million, compared to $8.3 million in the second quarter of 2014 and operating loss of $5.0 million in the third quarter of 2013.

Operating margin was 20.0%, compared to 19.1% in the second quarter of 2014 and negative 16.8% in the second quarter of 2013.

EBITDA

EBITDA was $16.4 million for the quarter, compared to $15.2 million in the second quarter of 2014 and $6.8 million in the third quarter of 2013. EBITDA margin was 34.7% for the quarter, compared to 34.9% in the second quarter of 2014 and 22.9% in the third quarter of 2013.

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Net income/(loss) attributable to our shareholders and Income/(loss) per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $5.9 million, compared to $4.5 million in the second quarter of 2014 and net loss attributable to Daqo New Energy Corp. shareholders of $10.3 million in the third quarters of 2013.

Income per ADS was $0.66, compared to income per ADS of $0.57 in the second quarter of 2014 and loss per ADS of $1.49 in the third quarter of 2013. The basic outstanding ADS increased from 7.9 million shares in the second quarter to 8.9 million shares in the third quarter due to the follow-on offering in May 2014.

Financial Condition

As of September 30, 2014, the Company had $30.0 million in cash and cash equivalents and restricted cash, compared to $77.7 million as of June 30, 2014 and $19.5 million as of September 30, 2013. The decrease in cash from last quarter is due to the scheduled payment on the polysilicon expansion project in Xinjiang.

As of September 30, 2014, the accounts receivable balance was $6.8 million, compared to $6.8 million as of June 30, 2014. As of September 30, 2014, the notes receivable balance was $36.8 million, compared to $33.6 million as of June 30, 2014. As of September 30, 2014, total borrowings were $246.4million, of which $116.6 million were long-term borrowings, compared to total borrowings of $253.4 million, including $112.1 million in long-term borrowings, as of June 30, 2014.

Cash Flows

For the nine months ended September 30, 2014, net cash provided by operating activities was $47.7 million, compared to net cash used in operating activities of $16.8 million in the same period of 2013.

For the nine months ended September 30, 2014, net cash used in investing activities was $81.0 million, compared to $12.1 million in the same period of 2013. The cash used in investing activities are mainly related to the expansion of and technology improvement project in our Xinjiang polysilicon facilities.

For the nine months ended September 30, 2014, net cash provided by financing activities was $38.1 million, compared to $33.1 million in the same period of 2013.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), Daqo uses in this press release non-GAAP gross profit and non-GAAP gross margin, which exclude costs related to the non-operational polysilicon operations in Chongqing. Such costs mainly consist of depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost in Xinjiang facility subsequent to the completion of the relocation plan. Once these assets are placed back in services, the Company will remove this adjustment from the non-GAAP reconciling item. We also use EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Daqo believes that the non-GAAP financial measures facilitate investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making.

A reconciliation of Non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

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Conference Call

The Company has scheduled a conference call to discuss the results at 8AM Eastern Time on November 13, 2014.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	1-888-346-8982
Participant international dial in:	1-412-902-4272
Hong Kong-local toll:	852-301-84992
Beijing-local toll:	86-105-357-3132
China toll free:	4001-201203
Hong Kong toll free:	800-905945
Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20141113/default.aspx

A replay of the call will be available 1 hour after the end of the conference through November 20, 2014.

The conference call replay numbers are as follows:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay access code:	10055863

Participants will be required to state their name and company upon entering the call.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2014 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs.. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income/(Loss)

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Sep 30, 2014	Jun 30, 2014	Sep 30, 2013

Revenues	$47,291	$43,722	29,636
Cost of revenues	(35,699)	(33,634)	(33,585)
Gross profit / (loss)	11,592	10,088	(3,949)
Operating expenses
Selling, general and administrative expenses	(2,508)	(1,549)	(3,792)
Research and development expenses	(203)	(192)	(814)
Other operating income / (expenses)	574	(4)	3,567
Total operating expenses	(2,137)	(1,745)	(1,039)
Income / (loss) from operations	9,455	8,343	(4,988)
Interest expense	(3,648)	(3,863)	(4,941)
Interest income	164	15	30
Foreign exchange gain (loss)	(78)	24	-
Income / (loss) before income taxes	5,893	4,519	(9,899)
Income tax expense	-	-	(1,073)
Net income/(loss)	5,893	4,519	(10,972)
Net loss attributable to noncontrolling interest	-	-	(671)
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	$5,893	$4,519	$(10,301)

Net income / (loss)	5,893	4,519	(10,972)
Other comprehensive income / (loss):
Foreign currency translation adjustments	1,653	261	344
Total other comprehensive income / (loss)	1,653	261	344
Comprehensive income / (loss)	7,546	4,780	(10,628)
Comprehensive income / (loss) attributable to noncontrolling interest	-	-	(695)
Comprehensive income / (loss) attributable to Daqo New Energy Corp. shareholders	$7,546	$4,780	$(9,933)

Income / (loss) per ADS
Basic	0.66	0.57	(1.49)
Diluted	0.64	0.57	(1.49)
Weighted average ADS outstanding
Basic	8,938,320	7,948,103	6,924,542
Diluted	9,137,667	7,970,887	6,924,542

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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sep 30, 2014	Jun 30, 2014	Sep 30, 2013

ASSETS:
Current Assets:
Cash and cash equivalents	$12,612	$59,320	$10,771
Restricted cash	17,410	18,363	8,703
Accounts receivable, net	6,849	6,820	11,811
Note receivable	36,752	33,617	11,875
Prepaid expenses and other current assets	12,129	16,779	24,270
Advances to suppliers	2,401	1,663	1,580
Inventories	11,314	12,070	11,780
Amount due from related parties	9,523	10,008	11,726
Deferred tax assets-current	-	-	64
Total current assets	108,990	158,640	92,580
Property, plant and equipment, net	517,947	480,681	495,719
Prepaid land use right	29,488	29,330	36,840
Deferred tax assets	-	-	163
Other non-current assets	171	169	172
TOTAL ASSETS	656,596	668,820	625,474

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	129,873	141,266	125,548
Accounts payable	14,601	16,984	14,981
Note payable	28,656	24,146	5,130
Advances from customers	9,567	10,707	24,836
Payables for purchases of property, plant and equipment	37,309	40,302	39,958
Accrued expenses and other current liabilities	8,530	7,013	8,615
Amount due to related parties	74,684	86,489	108,285
Income tax payable	-	-	163
Total current liabilities	303,220	326,907	327,516

Long-term borrowings	116,565	112,101	137,036
Advance from customers – long term portion	4,617	5,730	-
Other long term liabilities	27,025	26,907	26,899
TOTAL LIABILITIES	451,427	471,645	491,451

EQUITY:

Ordinary shares	22	22	17
Treasury stock	(399)	(398)	(399)
Additional paid-in capital	202,984	202,536	146,083
Accumulated losses	(19,625)	(25,518)	(24,653)
Accumulated other comprehensive income	22,187	20,533	22,477
Total Daqo New Energy Corp.’s shareholders’ equity	205,169	197,175	143,525

Noncontrolling interest	-	-	(9,502)
Total equity	205,169	197,175	134,023

TOTAL LIABILITIES & EQUITY	656,596	668,820	625,474

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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2014	2013
Operating Activities:
Net income / (loss)	13,043	(212,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Long-lived assets impairment	-	158,425
Share-based compensation	1,643	1,289
Inventory write-down	178	5,306
Allowance / (reversal) for doubtful accounts	(3,622)	4,230
Depreciation of property, plant and equipment	20,956	40,275

Changes in operating assets and liabilities:
Accounts receivables	6,547	12,115
Notes receivables	(21,041)	(7,031)
Prepaid expenses and other current assets	11,414	105
Advances to suppliers	(1,553)	(816)
Inventories	(1,135)	(422)
Amount due from related parties	5,628	(5,012)
Amount due to related parties	(119)	-
Prepaid land use rights	473	(35)
Other non-current assets	-	4,592
Accounts payable	(2,851)	2,382
Notes payable	27,104	(16,366)
Accrued expenses and other current liabilities	1,171	847
Advances from customers	(10,613)	(5,074)
Deferred tax assets	-	1,212
Deferred government subsidies	440	(48)
Net cash provided by (used in) operating activities	47,663	(16,837)

Investing activities:
Purchases of property, plant and equipment	(72,257)	(14,150)
(Increase) / decrease in restricted cash	(8,705)	2,054
Net cash (used in) provided by investing activities	(80,962)	(12,096)

Financing activities:
Proceeds from related parties loans	229,984	83,372
Repayment of related parties loans	(242,733)	-
Proceeds from bank borrowings	115,253	70,964
Repayment of bank borrowings	(119,057)	(121,374)
Proceeds from exercise of option	37	159
Net proceeds from follow-on Offering	54,633	-
Net cash (used in) provided by financing activities	38,117	33,121
Effect of exchange rate changes	(37)	(96)
Net increase in cash and cash equivalents	4,781	4,092
Cash and cash equivalents at the beginning of the period	7,831	6,679
Cash and cash equivalents at the end of the period	12,612	10,771

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Sep 30, 2014	Jun 30, 2014	Sep 30, 2013

Gross profit / (loss)	11,592	10,088	(3,949)
Costs related to the non-operational Chongqing polysilicon operations	3,420	3,441	6,858
Non-GAAP gross profit / (loss)	15,012	13,529	2,909

	Three months Ended
	Sep 30, 2014	Jun 30, 2014	Sep 30, 2013

Gross margin	24.5%	23.1%	(13.3%)
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	7.2%	7.8%	23.1%
Non-GAAP gross margin	31.7%	30.9%	9.8%

	Three months Ended
	Sep 30, 2014	Jun 30, 2014	Sep 30, 2013

Net income / (loss)	5,893	4,519	(10,972)
Income tax expense	-	-	1,073
Interest expense	3,648	3,863	4,941
Interest income	(164)	(15)	(30)
Depreciation	7,010	6,877	11,778
EBITDA (non-GAAP)	16,387	15,244	6,790
EBIDTA margin (non-GAAP)	34.7%	34.9%	22.9%

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.

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